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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                         HALLWOOD ENERGY PARTNERS, L.P.
                                (Name of Issuer)

            units representing Class A limited partnership interests
                         (Title of Class of Securities)

                                    40636P201
                                 (CUSIP Number)

                                February 11, 1999
             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule if filed.

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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                                  SCHEDULE 13G

CUSIP NO.40636P201                                           PAGE 2 OF 4 PAGES

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Estate of William Baxter Lee, III

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.    SOLE VOTING POWER                 715,000

     6.    SHARED VOTING POWER               N/A

     7.    SOLE DISPOSITIVE POWER            715,000

     8.    SHARED DISPOSITIVE POWER          N/A

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              715,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              7.2%

14.  TYPE OF REPORTING PERSON*

              OO


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                                  SCHEDULE 13G

CUSIP NO.40636P201                                           PAGE 3 OF 4 PAGES

ITEM 1.

         (A)   NAME OF ISSUER: Hallwood Energy Partners, L.P.

         (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                      4582 South Ulster Street Parkway
                      Suite 1700
                      Denver, Colorado  80237

ITEM 2.

         (A)   NAME OF PERSON FILING: Estate of William Baxter Lee, III

         (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                      c/o SSC Service Solutions
                      406 Willow Avenue
                      Knoxville, Tennessee  37901

         (C)   CITIZENSHIP: U.S.

         (D) TITLE OF CLASS OF SECURITIES: Units representing Class A limited partnership interests

         (E)   CUSIP NUMBER: 40636P201

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         N/A

ITEM 4.        OWNERSHIP.

         (a)   Amount Beneficially Owned: 715,000

         (b)   Percent of Class:          7.2%

         (c)   Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote                715,000

               (ii)   Shared power to vote or to direct the vote              N/A

               (iii)  Sole power to dispose or to direct the disposition of   715,000

               (iv)   Shared power to dispose or to direct the disposition of  N/A


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                                  SCHEDULE 13G


CUSIP NO.40636P201                                            PAGE 4 OF 4 PAGES


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The Reporting Person is the Estate of the decedent, William Baxter Lee,
III. The executor of the Estate is Don R. Williams. Ultimate disposition of dividends from, or the proceeds from the sale of, the securities to which this Statement relates will be made by the executor to the beneficiary of the Estate, Mrs. William Baxter Lee, III, in accordance with the provisions of the decedent's last will and testament.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP.

         N/A

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10.    CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                             February 23, 1999
                                             ----------------------------------

                                             /S/ Don R. Williams
                                             ----------------------------------

                                             Signature
                                             Don R. Williams, Executor of the
                                             Estate of William Baxter Lee, III